[redacted]

09042462

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/ 08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Fifth Avenue, Suite 6870
(No. and Street)

Seattle, (City) Washington (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Pingree 206-386-5475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
AUG 31 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)***

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/01

OATH OR AFFIRMATION

I, Brenda R. Pingree, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services International Corp., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Sec./Treas.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Financial Services International Corp.:

We have audited the accompanying statement of financial condition of Financial Services International Corp. (the Company) as of June 30, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corp. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our auditwas conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 27, 2009

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Financial Services International Corp.
Statement of Financial Condition
June 30, 2009

Assets

Cash	$	24,542
Deposit with clearing organizations		30,787
Commission receivable		46,244
Marketable securities, at market value		32,347
Property and equipment, net		1,950
Deferred tax asset		1,904
Other assets		834
Total assets	$	138,608

Liabilities and Stockholders' Equity

Liabilities

Account payable and accrued expenses	$	42,709
Salaries and taxes payable		14,334
Total liabilities		57,043

Stockholders' equity

Common stock, $0.01 par value, 1,000,000 shares authorized, 102,632 shares issued and outstanding		1,026
Additional paid-in capital		24,291
Retained earnings		56,248
Total stockholders' equity		81,565
Total liabilities and stockholders' equity	$	138,608

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Statement of Operations
For the Year Ended June 30, 2009

Revenues		
Commission income	$	1,297,500
Financial advisory services		1,778,062
Private placements		56,103
Interest income		693
Other income		24,939
Net investment gains (losses)		(7,870)
Total revenues		3,149,427
Expenses		
Employee compensation and benefits		180,681
Commission expense		2,907,069
Communication		26,660
Professional fees		14,519
Interest expense		704
Occupancy expense		13,428
Taxes, other than income taxes		5,941
Other operating expenses		23,427
Total expenses		3,172,429
Net income (loss) before income tax provision		(23,002)
Income tax provision (benefit)		(552)
Net income (loss)	$	(22,450)

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2008	$ 1,008	$ 17,893	$ 78,698	$ 97,599
Proceeds from paid-in capital		6,398	-	6,398
Proceeds from issuance of common stock	18	-	-	18
Net income (loss)	-	-	(22,450)	(22,450)
Balance at June 30, 2009	$ 1,026	$ 24,291	$ 56,248	$ 81,565

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Statement of Cash Flows
For the Year Ended June 30, 2009

Cash flow from operating activities:		
Net income (loss)		$ (22,450)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 1,000	
(Increase) decrease in assets:		
Deposit with clearing organizations	(78)	
Commission receivable	31,707	
Marketable securities, at market value	7,870	
Prepaid taxes	937	
Deferred tax asset	(1,488)	
Other assets	1,292	
Increase (decrease) in liabilities:		
Account payable and accrued expenses	(29,544)	
Salaries and taxes payable	(10,061)	
Total adjustments		1,635
Net cash provided by (used in) operating activities		(20,815)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Proceeds from issuance of common stock	18	
Proceeds from issuance of additional paid-in capital	6,398	
Net cash provided by (used in) financing activities		6,416
Net increase (decrease) in cash		(14,399)
Cash at beginning of year		38,941
Cash at end of year		$ 24,542

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ 704	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

Financial Services International Corp.
Notes to Financial Statements
June 30, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Financial Services Corp. (the "Company") was incorporated in the State of Washington on December 15, 1994, under the name Securities, Inc. On January 18, 1995, the Company changed its name to Financial Services International Corp. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer which provides several classes of services, including the retail sale of corporate debt and equity securities, mutual fund sales, life insurance policies, and annuities. The Company also provides underwriting and investment advisory services to its clientele.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis under a clearing agreement and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of sutomer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commission receivable is stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Financial advisory fees are recognized as earned on a quarterly basis over the term of the contract.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the accrual basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Washington does not impose a state tax, however, the Company is subject to the business and occupation tax based on gross receipts.

The Company paid certain expenses on behalf of its representatives for which the Company is reimbursed. These reimbursed expenses are included in other income on the Statement of Operations.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Note 2: DEPOSIT WITH CLEARING ORGANIZATIONS

The Company has brokerage agreements with several clearing brokers ("Brokers") to carry its account and the accounts of its customers as customers of these Brokers.These Brokers have custody of the Company's cash balances which serve as collateral for any amounts due to these Brokers as well as collateral for securities sold short or securities purchase on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2009 was $30,787.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2009 these securities are carried at their fair market value of $32,347. The accounting for the mark-to-market on proprietary trading is included in the Statement of Operations as net investment losses of $7,870.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Property and equipment	$ 8,220	5 to 7
	8,220	
Less: Accumulated Depreciation	(6,270)	
Property and equipment, net	$ 1,950	

Depreciation expense for the year ended June 30, 2009, was $1,000

Note 5: INCOME TAXES

The provision for income tax expense (benefit) is comprised of the following:

Current income tax expense (benefit)	
Federal	$ -
State	-
Total current income tax expense (benefit)	-

Note 5: INCOME TAXES

(Continued)

Deferred income tax expense (benefit)		
Federal		(552)
Total deferred income tax expense (benefit)		(552)
Total provision for income tax expense (benefit)	$	(552)

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to the business and occupation tax based on gross receipts. At June 30, 2009, the Company recorded gross receipts tax of $4,349. These amounts are included in "Taxes, other than income taxes" on the Statement of Operations.

The Company has available at June 30, 2009, unused federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $3,367. The net operating loss begins to expire in the year 2029.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 6: RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliated company related by common ownership, whereby the Company has agreed to pay three quarters of the phone, internet, liability insurance expenses, and lease expense. During the year ended June 30, 2009, the Company paid $17,621 for those expenses.

The Company also conducts business with a company 100% owned by a minority shareholder of the Company. During the year ended June 30, 2009, there were no transactions between the two entities.

Note 7: RETIREMENT PLAN

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate. For the year ended June 30, 2009, a 3% matching contribution was made to the plan in the amount of $3,484.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into a five year sublease agreement with an affiliated company (See Note 6). The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor. The Company can cancel or amend the sublease agreement at any time with 30 days written notice. If for any reason the affiliated company was forced to dissassociate from the Company, the Company would be allowed to assume the remainder of the lease.

As of June 30, 2009, the minimum annual payments are as follows:

Year Ending June 30,		
2010	$	13,837
2011		17,265
2012		17,729
2013		18,192
2014		18,656
2015 & thereafter		4,693
	$	90,372

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending June 30, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After December 15, 2008
SFAS 141(R)	Business Combinations	After December 15, 2008
SFAS 157	Fair Value Measurements	After December 15, 2007
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After December 15, 2007
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2009, the Company had net capital of $74,037 which was $69,037 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($57,043) to net capital was 0.77 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: NET CAPITAL REQUIREMENTS (Continued)

The Computation of Net Capital Requirements in the audited financial statements is based on the Company in its entirety, including the portion of the Company's operations dedicated to investment advisory services. The unaudited FOCUS part IIA excludes net capital related to the investment advisory services. Approximately $30,738 of the adjustments reflected in Note 12 represent the investment advisory service net capital.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $34,237 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 39,800
Adjustments:		
Retained earnings	$ 35,890	
Non-allowable assets	(3,412)	
Haircuts & undue concentration	1,759	
Total adjustments		34,237
Net capital per audited statements		$ 74,037

Financial Services International Corp.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2009

Computation of net capital		
Common stock	$ 1,026	
Additional paid-in capital	24,291	
Retained earnings	56,248	
Total stockholders' equity		$ 81,565
Less: Non-allowable assets		
Property and equipment, net	(1,950)	
Deferred tax asset	(1,904)	
Other assets	(834)	
Total non-allowable assets		(4,688)
Net capital before haircuts		76,877
Less: Haircuts on securities		
Haircut on marketable securities	(1,080)	
Haircut on mutual funds	(1,760)	
Total haircuts on securities		(2,840)
Net Capital		74,037
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 of net aggregate indebtedness	$ 3,803	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 69,037
Ratio of aggregate indebtedness to net capital	0.77 : 1	

There was a difference of $34,237 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2009. See Note 12.

See independent auditor's report

Financial Services International Corp.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

A computation of reserve requirements is not applicable to Financial Services International Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

Financial Services International Corp.
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2009

Information relating to possession or control requirements is not applicable to Financial Services International Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Financial Services International Corp.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2009

Board of Directors
Financial Services International Corp.:

In planning and performing our audit of the financial statements of Financial Services International Corp. (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 27, 2009

Financial Services International Corp.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2009